Exhibit 99.1

CIBC Announces First Quarter 2026 Results

Toronto, ON – February 26, 2026 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the first quarter ended January 31, 2026.

First quarter highlights

	Q1/26	Q1/25	Q4/25	YoY Variance	QoQ Variance
Revenue	$8,398 million	$7,281 million	$7,576 million	+15%	+11%
Reported Net Income	$3,100 million	$2,171 million	$2,180 million	+43%	+42%
Adjusted Net Income (1)	$2,685 million	$2,179 million	$2,188 million	+23%	+23%
Adjusted pre-provision, pre-tax earnings (1)	$4,079 million	$3,415 million	$3,408 million	+19%	+20%
Reported Diluted Earnings Per Share (EPS)	$3.21	$2.19	$2.20	+47%	+46%
Adjusted Diluted EPS (1)	$2.76	$2.20	$2.21	+25%	+25%
Reported Return on Common Shareholders’ Equity (ROE) (2)	20.2%	15.2%	14.1%
Adjusted ROE (1)	17.4%	15.3%	14.1%
Net interest margin on average interest-earnings assets (2)(3)	1.61%	1.50%	1.59%
Net interest margin on average interest-earnings assets (excluding trading) (2)(3)	2.06%	1.89%	2.00%
Common Equity Tier 1 (CET1) Ratio (4)	13.4%	13.5%	13.3%

Results for the first quarter of 2026 were affected by the following items of note resulting in a positive impact of $0.45 per share:

•	$422 million income tax recoveries related to a capital gains distribution and utilization of capital losses; and
•	$10 million ($7 million after-tax) amortization of acquisition-related intangible assets.

Our CET1 ratio(4) was 13.4% at January 31, 2026, compared with 13.3% at the end of the prior quarter. CIBC’s leverage ratio(4) and liquidity coverage ratio(4) at January 31, 2026 were 4.4% and 133%, respectively.

“We delivered strong financial performance in the first quarter of 2026 including record revenue across all of our business units and higher return on equity, as we accelerated the execution of our client-focused strategy to build on our momentum and deliver more for our stakeholders,” said Harry Culham, CIBC President and Chief Executive Officer. “We’re driving growth through deep client relationships while maintaining our financial strength and risk discipline and we’re working closely with our clients as they navigate a more fluid operating environment. Many of our clients are leaders in their industries and we are committed to standing with them as they make investments in the future to benefit key sectors across the economy.”

Core business performance

Canadian Personal and Business Banking reported net income of $960 million for the first quarter, up $195 million or 25% from the first quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings(1) were $1,743 million, up $273 million from the first quarter a year ago, as higher revenue was partially offset by higher adjusted(1) non-interest expenses. The higher revenue was mainly driven by a higher net interest margin and loan growth. Adjusted(1) non-interest expenses were higher mainly due to higher spending on technology and other strategic initiatives and employee-related compensation.

Canadian Commercial Banking and Wealth Management reported net income of $647 million for the first quarter, up $56 million or 9% from the first quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings(1) were $982 million, up $132 million from the first quarter a year ago, as higher revenue was partially offset by higher non-interest expenses. Commercial banking revenue was higher compared to the prior year due to volume growth and higher net interest margin. In wealth management, the increase in revenue was due to higher fee-based revenue from higher average assets under administration (AUA) and assets under management (AUM) balances as a result of market appreciation, higher net interest income from volume growth, and higher commission revenue from increased client activity. Expenses increased primarily due to higher performance-based and other employee-related compensation, and higher spending on technology and other strategic initiatives.

(1)

This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest expenses and adjusted net income on pages 3 to 5; and adjusted pre-provision, pre-tax earnings on page 5.

(2)

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our Report to Shareholders for the first quarter of 2026 available on SEDAR+ at www.sedarplus.com.

(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)

Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections of our Report to Shareholders for the first quarter of 2026 available on SEDAR+ at www.sedarplus.com.

CIBC First Quarter 2026 News Release 1

U.S. Commercial Banking and Wealth Management reported net income of $294 million (US$212 million) for the first quarter, up $38 million (US$34 million or 19%) from the first quarter a year ago, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses. Adjusted pre-provision, pre-tax earnings(1) were $395 million (US$285 million), up $13 million (US$18 million or 7%) from the first quarter a year ago, as higher revenue was partially offset by higher adjusted(1) non-interest expenses. In commercial banking, higher revenue was primarily due to higher volumes, net interest margin, and higher advisory fees. Wealth management revenue was lower primarily due to lower annual performance-based mutual fund fees, partially offset by higher fee-based revenue from higher average AUM balances due to market appreciation. Adjusted(1) non-interest expenses increased mainly due to higher employee compensation, including higher employee termination costs, partially offset by a provision reversal.

Capital Markets reported net income of $877 million for the first quarter, up $258 million or 42% from the first quarter a year ago, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses. Adjusted pre-provision, pre-tax earnings(1) were up $312 million or 36% from the first quarter a year ago as higher revenue was partially offset by higher non-interest expenses. Global markets revenue was up across the platform, primarily driven by higher equities and commodities trading, as well as higher financing revenue. Corporate and investment banking revenue was up driven by higher equity and debt underwriting, and advisory fees in our investment banking business, and higher revenue from our lending and deposit activities with our corporate clients. Expenses were up due to higher performance-based and employee-related compensation, and higher spending on technology and other strategic initiatives.

Credit quality

Provision for credit losses was $568 million, down $5 million from the same quarter last year. Provision for credit losses on performing loans was down due to a favourable change in our economic outlook and a less unfavourable impact from model parameter updates, partially offset by unfavourable credit migration. Provision for credit losses on impaired loans was up mainly due to higher provisions in Canadian Commercial Banking and Wealth Management, and Canadian Personal and Business Banking, partially offset by lower provisions in U.S. Commercial Banking and Wealth Management.

Key highlights across our bank in the first quarter of 2026 included:

•

CIBC Asset Management delivered robust distribution results and asset inflows during the first quarter. According to the Securities and Investment Management Association (SIMA), CIBC Asset Management ranked first among the Big 6 banks in financial year-to-date long-term mutual fund net sales in November and December 2025.

•	CIBC Capital Markets was awarded Financial Adviser of the Year – North America by IJInvestor Awards for the third consecutive year.
•

CIBC launched a new website that provides Indigenous clients with personal banking product offerings including housing loans for First Nations clients, information on sustainability partnerships and digital account openings where clients can sign-up for exclusive offers. This is one more way we are ensuring Indigenous clients receive personalized advice, tailored solutions and banking services.

•

CIBC Bank USA was recognized by Wolters Kluwer for The CIBC Housing Initiative, a program designed to stabilize neighbourhoods by rehabilitating vacant, foreclosed and abandoned single-family homes in low- to moderate-income areas.

•	CIBC ranked as one of Canada’s Top 100 Employers and Top Employers for Young People by Mediacorp Canada Inc. for the 14th consecutive year for both awards.
•	CIBC was recognized by Global Banking & Finance Review as the Best Bank for Youth and Students Canada 2025 and awarded Excellence in Innovation Student Banking Canada 2025.

Making a difference in our communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:

•

CIBC announced that following the 41st annual CIBC Miracle Day held on December 3, 2025, more than $7 million will be going to children’s charities globally, thanks to the generosity of the bank’s team members and clients. This year, CIBC Miracle Day expanded its reach to banking centres and CIBC Foundation directed $1,000 per banking centre to local children’s causes in communities around Canada and the U.S.

•	The 21st annual CIBC Hockey Day for United Way raised $2.45 million as 28 teams took to the ice. Since 2004, CIBC Hockey Day has raised more than $19.5 million.
•

CIBC team members, clients and communities come together to champion men’s health, raising funds and awareness for three urgent men’s health issues – testicular and prostate cancer, mental health, and suicide prevention. This past Movember, Team CIBC raised more than $430,000.

•

CIBC was the presenting sponsor of Hockey Fights Cancer with the Montreal Canadiens, the Ottawa Senators and the Chicago Blackhawks, including events that raised $175,000 for the Children’s Hospital of Eastern Ontario and a US$25,000 donation to Cancer for College in Chicago.

(1)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

2 CIBC First Quarter 2026 News Release

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (International Financial Reporting Standards), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Non-GAAP ratios include adjusted diluted EPS, adjusted efficiency ratio, adjusted operating leverage, adjusted dividend payout ratio, adjusted return on common shareholders’ equity and adjusted effective tax rate.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our Report to Shareholders for the first quarter of 2026 available on SEDAR+ at www.sedarplus.com.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2026	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$3,295	$1,923	$874	$2,017	$289	$8,398	$630
Provision for credit losses	446	84	21	7	10	568	15
Non-interest expenses	1,558	941	483	836	511	4,329	348
Income (loss) before income taxes	1,291	898	370	1,174	(232)	3,501	267
Income taxes	331	251	76	297	(554)	401	55
Net income	960	647	294	877	322	3,100	212
Net income attributable to non-controlling interests	-	-	-	-	7	7	-
Preferred shareholders and other equity instrument holders	12	6	5	41	42	106	3
Common shareholders	948	641	289	836	273	2,987	209
Net income attributable to equity shareholders	960	647	294	877	315	3,093	212
Diluted EPS ($)						$3.21
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(6)	$-	$(4)	$-	$-	$(10)	$(3)
Impact of items of note on non-interest expenses	(6)	-	(4)	-	-	(10)	(3)
Total pre-tax impact of items of note on net income	6	-	4	-	-	10	3
Income taxes
Amortization of acquisition-related intangible assets	2	-	1	-	-	3	1
Income tax recoveries related to a capital gains distribution and utilization of capital losses	-	-	-	-	422	422	-
Impact of items of note on income taxes	2	-	1	-	422	425	1
Total after-tax impact of items of note on net income	$4	$-	$3	$-	$(422)	$(415)	$2
Impact of items of note on diluted EPS ($) (2)						$(0.45)
Operating results – adjusted (3)
Total revenue – adjusted	$3,295	$1,923	$874	$2,017	$289	$8,398	$630
Provision for credit losses – adjusted	446	84	21	7	10	568	15
Non-interest expenses – adjusted	1,552	941	479	836	511	4,319	345
Income (loss) before income taxes – adjusted	1,297	898	374	1,174	(232)	3,511	270
Income taxes – adjusted	333	251	77	297	(132)	826	56
Net income (loss) – adjusted	964	647	297	877	(100)	2,685	214
Net income attributable to non-controlling interests – adjusted	-	-	-	-	7	7	-
Preferred shareholders and other equity instrument holders – adjusted	12	6	5	41	42	106	3
Common shareholders – adjusted	952	641	292	836	(149)	2,572	211
Net income (loss) attributable to equity shareholders – adjusted	964	647	297	877	(107)	2,678	214
Adjusted diluted EPS ($)						$2.76

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

CIBC First Quarter 2026 News Release 3

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended October 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$3,188	$1,836	$810	$1,523	$219	$7,576	$584
Provision for (reversal of) credit losses	503	52	(33)	77	6	605	(24)
Non-interest expenses	1,612	957	500	710	400	4,179	360
Income (loss) before income taxes	1,073	827	343	736	(187)	2,792	248
Income taxes	277	224	68	188	(145)	612	49
Net income (loss)	796	603	275	548	(42)	2,180	199
Net income attributable to non-controlling interests	-	-	-	-	6	6	-
Preferred shareholders and other equity instrument holders	-	-	-	-	116	116	-
Common shareholders	796	603	275	548	(164)	2,058	199
Net income (loss) attributable to equity shareholders	796	603	275	548	(48)	2,174	199
Diluted EPS ($)						$2.20
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$-	$(4)	$-	$-	$(11)	$(3)
Impact of items of note on non-interest expenses	(7)	-	(4)	-	-	(11)	(3)
Total pre-tax impact of items of note on net income	7	-	4	-	-	11	3
Income taxes
Amortization of acquisition-related intangible assets	2	-	1	-	-	3	1
Impact of items of note on income taxes	2	-	1	-	-	3	1
Total after-tax impact of items of note on net income	$5	$-	$3	$-	$-	$8	$2
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted	$3,188	$1,836	$810	$1,523	$219	$7,576	$584
Provision for (reversal of) credit losses – adjusted	503	52	(33)	77	6	605	(24)
Non-interest expenses – adjusted	1,605	957	496	710	400	4,168	357
Income (loss) before income taxes – adjusted	1,080	827	347	736	(187)	2,803	251
Income taxes – adjusted	279	224	69	188	(145)	615	50
Net income (loss) – adjusted	801	603	278	548	(42)	2,188	201
Net income attributable to non-controlling interests – adjusted	-	-	-	-	6	6	-
Preferred shareholders and other equity instrument holders – adjusted	-	-	-	-	116	116	-
Common shareholders – adjusted	801	603	278	548	(164)	2,066	201
Net income (loss) attributable to equity shareholders – adjusted	801	603	278	548	(48)	2,182	201
Adjusted diluted EPS ($)						$2.21

See previous page for footnote references.

4 CIBC First Quarter 2026 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$ 2,923	$1,703	$ 847	$ 1,574	$234	$7,281	$592
Provision for credit losses	428	39	68	21	17	573	48
Non-interest expenses	1,460	853	470	705	390	3,878	329
Income (loss) before income taxes	1,035	811	309	848	(173)	2,830	215
Income taxes	270	220	53	229	(113)	659	37
Net income (loss)	765	591	256	619	(60)	2,171	178
Net income attributable to non-controlling interests	—	—	—	—	8	8	—
Preferred shareholders and other equity instrument holders	—	—	—	—	88	88	—
Common shareholders	765	591	256	619	(156)	2,075	178
Net income (loss) attributable to equity shareholders	765	591	256	619	(68)	2,163	178
Diluted EPS ($)						$2.19
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$ (7)	$—	$ (5)	$—	$ —	$(12)	$(4)
Impact of items of note on non-interest expenses	(7)	—	(5)	—	—	(12)	(4)
Total pre-tax impact of items of note on net income	7	—	5	—	—	12	4
Income taxes
Amortization of acquisition-related intangible assets	2	—	2	—	—	4	2
Impact of items of note on income taxes	2	—	2	—	—	4	2
Total after-tax impact of items of note on net income	$5	$—	$ 3	$—	$ —	$8	$2
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted	$ 2,923	$1,703	$ 847	$ 1,574	$ 234	$7,281	$592
Provision for credit losses – adjusted	428	39	68	21	17	573	48
Non-interest expenses – adjusted	1,453	853	465	705	390	3,866	325
Income (loss) before income taxes – adjusted	1,042	811	314	848	(173)	2,842	219
Income taxes – adjusted	272	220	55	229	(113)	663	39
Net income (loss) – adjusted	770	591	259	619	(60)	2,179	180
Net income attributable to non-controlling interests – adjusted	—	—	—	—	8	8	—
Preferred shareholders and other equity instrument holders – adjusted	—	—	—	—	88	88	—
Common shareholders – adjusted	770	591	259	619	(156)	2,083	180
Net income (loss) attributable to equity shareholders – adjusted	770	591	259	619	(68)	2,171	180
Adjusted diluted EPS ($)						$2.20

See previous pages for footnote references.

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2026	Net income	$ 960	$ 647	$ 294	$877	$322	$3,100	$212
Jan. 31	Add: provision for credit losses	446	84	21	7	10	568	15
	Add: income taxes	331	251	76	297	(554)	401	55
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,737	982	391	1,181	(222)	4,069	282
	Pre-tax impact of items of note (2)	6	—	4	—	—	10	3
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 1,743	$ 982	$ 395	$1,181	$(222)	$4,079	$285
2025	Net income (loss)	$ 796	$ 603	$ 275	$548	$(42)	$2,180	$199
Oct. 31	Add: provision for (reversal of) credit losses	503	52	(33)	77	6	605	(24)
	Add: income taxes	277	224	68	188	(145)	612	49
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,576	879	310	813	(181)	3,397	224
	Pre-tax impact of items of note (2)	7	—	4	—	—	11	3
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 1,583	$ 879	$ 314	$813	$(181)	$3,408	$227
2025	Net income (loss)	$ 765	$ 591	$ 256	$619	$(60)	$2,171	$178
Jan. 31	Add: provision for credit losses	428	39	68	21	17	573	48
	Add: income taxes	270	220	53	229	(113)	659	37
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,463	850	377	869	(156)	3,403	263
	Pre-tax impact of items of note (2)	7	—	5	—	—	12	4
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 1,470	$ 850	$ 382	$869	$(156)	$3,415	$267

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

CIBC First Quarter 2026 News Release 5

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s first quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the United States (U.S.) Securities and Exchange Commission a certification relating to CIBC’s first quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to our sustainability ambitions and related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2026 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. Given the potential negative economic impacts tied to the actual and proposed U.S. imposition of tariffs on Canada and other countries and their countermeasures, the softening labour market and uncertain political conditions in the U.S., the continuing impact of hybrid work arrangements and high interest rates on the U.S. real estate sector, and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: trade policies and tensions, including tariffs and government tariff mitigation policies; inflationary pressures in the U.S.; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East; the impact of post-pandemic hybrid work arrangements; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation, open banking and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic matters; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; the occurrence of public health emergencies and any related government policies and actions; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks, which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry, including through internet and mobile banking; technological change, including the use of data and artificial intelligence (AI) in our business; the heavy reliance on AI-related capital spending for U.S. growth and the uncertain employment impacts from its adoption; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; environmental and social risks, including our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2025 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

6 CIBC First Quarter 2026 News Release

Conference Call/Webcast

The conference call will be held at 7:30 a.m. (ET) and is available in English (647-557-5624, or toll-free 1-888-440-4413, passcode 9991770#) and French (438-799-5050, or toll-free 1-888-440-6444, passcode 1744685#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2026 first quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (647-362-9199 or 1-800-770-2030, passcode 9991770#) and French (647-362-9199 or 1-800-770-2030, passcode 1744685#) until 11:59 p.m. (ET) March 12, 2026. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 15 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, Senior Vice-President	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

CIBC First Quarter 2026 News Release 7